FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of February, 2008

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     TDK Corporation
                                                     (Registrant)

February 27, 2008
                                             BY:  /s/ Seiji Enami
                                                  Seiji Enami
                                                  Director and CFO,
                                                  Senior Vice President ,
                                                  General Manager of Finance and
                                                  Accounting Department
Contacts:
Kazutoshi Kogure
TDK Corporation
Corporate Communications Dept.
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp


        Notice Regarding Revision of Dividend Projection for Fiscal 2008

TOKYO JAPAN, February 27, 2008 ----- TDK Corporation (the "Company") hereby announces that at the meeting of the Board of Directors held today, the Company resolved to revise the projection for dividends per common share for fiscal 2008, the year ending March 31, 2008, as follows:

   This resolution will be put to the Ordinary General Meeting of Stockholders, which is scheduled to be held in late June 2008.

1. Reasons for Revision:

   Returning earnings to stockholders is one of the Company's highest management priorities, and the Company's fundamental policy is to devote its efforts to a stable increase in dividends.
   Although there are uncertainties regarding business results due to future economic trends, exchange rates and other factors, the Company has raised its year-end dividend projection of JPY60 per share announced on January 31, 2008 by JPY10 to JPY70 per common share in accordance with the aforementioned policy.
  As a result, the Company's projection for total annual dividends is now JPY130 per share, including the JPY60 interim dividend previously paid on December 6, 2007.

2. Details of Revision:

   Dividends per Share for Fiscal 2008 (April 1, 2007 to March 31, 2008):

Record date          FY2008 interim      FY2008 fiscal    Annual
                     period end          year-end
                     (interim dividend)
Previous projections N/A                 60 yen           120 yen
(announced January
31, 2008)

Revised projections  N/A                 70 yen           130 yen

Interim dividend     60 yen              N/A              N/A
paid

(Reference)          50 yen              60 yen           110 yen
Dividends per share
for the previous
fiscal year(FY2007)

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